

Mail Stop 3030

August 17, 2017

Via E-mail
Bradley M. Halverson
Group President and Chief Financial Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

   Re: Caterpillar, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 15, 2017
     File No. 001-00768

Dear Mr. Halverson:

  We have reviewed your July 21, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 57

1. We note your response to comment 5. To allow a better understanding of the implications of uncertainties associated with estimates underlying your unrecognized tax benefits, please revise this section in future filings to disclose that no amount related to the proposed IRS adjustments of $2 billion is reflected in unrecognized tax benefits. Refer to Section V of SEC Release No. 33-8350 for additional guidance.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery